October 15, 2010

Via Edgar Correspondence

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Stamps.com Inc. ("Stamps.com")
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2010
Definitive Proxy Statement filed on Schedule 14A
Filed April 28, 2010
File No. 0-26427

Dear Mr. Owings:

This letter will serve as our response to the comments raised in your letter sent to us dated September 20, 2010.  Our response to each comment is set forth immediately below each individual comment in sequence.  For each response below, we will include such information in future filings as indicated.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.           Although the Commission staff and the company have discussed previously the status of the company as an "investment company" (IC) within the meaning of the Investment Company Act of 1940 (ICA), the company's asset composition continues to suggest that the company is an IC required to register as such with the Commission.  To the extent that the company is relying on an exception to or exemption from the IC registration requirements, this is not made clear in the company's public disclosures.  As such, please explain why the company is not an "investment company" required to register with the Commission under the ICA.

Stamps.com Response

 We continue to rely on both Section 3(b)(1) and Rule 3a-8 of the ICA.  As detailed in our previous correspondence with the Securities and Exchange Commission (the "Commission") in 2004, we have been engaged in the business of Internet-based postage solutions throughout our history and have consistently and clearly identified ourselves as an operating company in all documents filed with the  Commission, all press releases and all other stockholder or public communications.  As of September 30, 2010, we had approximately 215 full time employees, of which 85 were in Customer Support and Operations, 48 were in Research and  Development, 37 were in Sales and  Marketing, 31 were in General and Administrative not related to Finance & Accounting and 14 were in General and Administrative related to Finance and Accounting.  The only two Stamps.com employees who are involved in investing our cash reserves are our Chief Executive Officer and our Chief Financial Officer, who we estimate spend less than 1% of their time on this function, generally consisting only of one or two calls each quarter with the registered advisors who invest the cash reserves. We reconfirm that we have never encountered any suggestion from stockholders, the media or any other person that any investor has ever viewed us as an investment company.

We would like to provide the following additional information to supplement our previous information.

We believe that our operations represent the vast majority of the value of the Company. In 2009, we generated $82.1 million of total revenue from our operating business but did not recognize any revenue from either cash items, government securities and securities issued by employees' securities companies ("Excluded Cash")1 or other investment securities ("Investment Securities"). In 2009, our income before income taxes was $6.7 million, of which $5.8 million was from income from operations, $0.5 million was from interest income from Excluded Cash and $0.4 million was from interest income from Investment Securities. Thus, income from Investment Securities represented less than 6% of 2009 income before income taxes.

Because we continue to be a research and development company that does not capitalize our research and development costs in accordance with GAAP, the value of the principal assets on our financial statements are carried at amounts significantly less than their fair value. Only approximately 8% of the market value of our company (based on the closing price of our stock on December 31, 2009) consisted of Investment Securities.2 Because our board of directors has adopted a written policy directing that we invest our cash reserves in a manner that "minimizes risk to the invested capital,"3 even the limited amount of Investment Securities are all held in capital preservation investments.4  In updating the other Rule 3a-8 factors, our research and development expense for 2009 was $8.7 million, which represented a substantial percentage (16%) of our total operating expenses for the year. Our income from Investment Securities for 2009 was $0.4 million, or 4.5% of research and development expense, well below the 200% standard in Rule 3a-8.  We estimate that our expenses for investment advisory and management activities, investment research and custody for our Investment Securities was less than 0.02% of total operating expenses for the year, materially below the 5% standard in Rule 3a-8.
_________________________
1 We classify securities purchased under the Temporary Liquidity Guarantee Program (TLGP) as Excluded Cash.
2 As of December 31, 2009, Stamps.com had a market value of $141 million, including $60.4 million in Excluded Cash and only $11.3 million in Investment Securities.
3 Stamps.com's current Investment Policy, adopted by Stamps.com's board of directors on October 15, 2004 states:   "The Company's investment portfolio shall be maintained in a manner that minimizes risk to the invested capital.  These risks include credit risk, interest rate risk and concentration risk.  The portfolio must provide liquidity in a timely manner to accommodate potential operational and capital needs.  The portfolio shall also generate a reasonable return given the risk and liquidity guidelines."
4 All of our Investment Securities are liquid, publicly traded debt instruments with maturities of not more than 5 years.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 23

2.           Please expand this section, and your disclosure on page 28, to discuss known material trends and uncertainties that will have, or are reasonable likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  For example, we note that your 2009 PC postage revenues increased 1% compared to 2008 but your 2009 PhotoStamps revenue dropped 29% compared to 2008.  Discuss whether you expect these trends to continue.  Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance.  Please discuss whether you expect levels to remain at this level or to increase or decrease.  Also, you should consider discussing the impact of any changes on your earnings.  Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Stamps.com Response

For a number of years, we have disclosed our business decision to reduce our marketing spend on Photo Stamps, which we disclosed would be expected to result in decreased revenues from PhotoStamps.  We will consolidate these and other disclosures in future filings under our section on "Expectations" in a manner similar to our revised disclosure for 2009 which we have attached with this response (see Comment 2 Revised Disclosure).

Financial Statements, page F-2

Note 2. Summary of Significant Accounting Policies, page F-6
Promotional Expenses, page F-9

3.           Please tell us the basis in GAAP for your policy of recording promotional expenses using estimated redemption rates based on historical data rather than based on the full value of the coupons with an adjustment to expense after a period of time if the coupons are not redeemed.  Also explain to us the material revision to estimated promotional expenses that was recorded during the second quarter of fiscal 2008.

Stamps.com Response

We account for our promotional expense in accordance with FASB Accounting Standards Codification ("ASC") 605-50-25, "Recognition - Vendor's Accounting for Consideration Given to a Customer."  Paragraph 25-4 of the codification allows a vendor to recognize a liability for promotional expense based on estimated amounts that will be claimed by customers unless the liability for promotional expense cannot be reasonably and reliably estimated.  Since we launched our free postage and free scale promotions in the fourth quarter of fiscal 2003, we have sufficient historical data covering over 2 million individual promotional offers for which to base our estimate of promotional expense.

We also periodically review the actual promotional coupon redemption rates compared with our estimates and adjust our accrual if changes have occurred in the realized redemption rates.  Thus, we reduced our redemption rate assumption in our calculation of promotional expenses during the second quarter of 2008 as a result of a change in 2007 in our method for delivering promotional coupons to new customers. This change to a lower assumed redemption rate resulted in a benefit of $266 thousand in that quarter.  We continue to monitor redemption rates and consider the effects of trends and changes, if any, in determining our estimates.

Note 9. Income Taxes, page F-17

4.           Please tell us in detail all positive and negative evidence that was considered in determining that a $91.3 million valuation allowance was required as of December 31, 2009.  Please provide any applicable schedules which support the need for such valuation allowance, e.g. schedules showing estimated future taxable income by period, planned future reversals of existing taxable temporary differences, expiration of NOL carryforwards, etc.   Please also tell us the discrete events or changes in circumstances which took place in the first quarter of fiscal 2008 and in the second quarter of fiscal 2010 which prompted the release of portions of the valuation allowance in these specific periods.  Additionally, in future fillings please disclose with a reasonable amount of specificity the reasons for any revisions to the valuation allowance during the periods presented in Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).  Finally please consider whether income tax accounting involves critical accounting estimates that should be discussed under Critical Accounting Policies in MD&A.

Stamps.com Response

Considerable judgment is needed when evaluating the available positive and negative evidence as to whether a valuation allowance is required. Per ASC 740-10-30-23, an enterprise must use judgment in considering the relative impact of negative and positive evidence.  The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.  The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset.

For 2009, we evaluated both positive and negative evidence as follows:

Positive Evidence

•	For 2005 through 2009, we were in a positive cumulative income position for both book and tax purposes.

•
Our projected book and taxable income for 2010 and 2011 were positive. We generally do not prepare forecasts further than 2 years out due to our inconsistent earnings history and uncertainty around the direct impact of the economy on consumer and small business spending. Further, because of the imprecision inherent in the use of forward-looking information, we believe projections of future income should be limited to relatively short periods.

Negative Evidence

•
We have NOL carry forwards with varying future expiration dates between 2014 and 2024. We determined that it is not appropriate to assume that the NOL carry forwards will ultimately be realized simply because the carry forwards have a long period of carry forward (e.g., 15 years). For example, if we are not able to significantly grow future taxable income, we estimate a significant portion of our NOLs would expire unutilized. Based on the weight of available evidence, we cannot determine that it is more-likely-than-not that all of our deferred tax asset will be realized.

•
Based on historical volatility in our stock price and material changes in past ownership levels, we believe there is a risk that an ownership change pursuant to Section 382 of the Internal Revenue Code may occur in the future which would limit future use of our tax loss carry forwards. If a change in ownership under Section 382 were to occur at the recent stock price levels (currently and in 2009), we expect that our ability to utilize our NOLs would be materially limited which would decrease the amount of our deferred tax asset that could be realized.

•
We were in a taxable loss position prior to 2005. From 2005 – 2009, year-to-year changes in pre-tax book and taxable income have fluctuated, at times materially and unpredictably. We have experienced declining pre-tax book income in each of the last four fiscal years.

•
Our business is regulated by the United States Postal Service ("USPS").  Future regulatory amendments by the USPS could result in a negative impact on our business operations, cost structure and resulting pre-tax book and taxable income.

•
We are currently a named defendant in multiple intellectual property infringement litigations. While we expect to prevail in these litigations, we could be determined to be at fault which could negatively impact our business operations, cost structure and resulting pre-tax book and taxable income.

Conclusion

After weighing positive and negative evidence, we determined it was appropriate to have a valuation allowance against the majority of our deferred tax asset where the long-term risks and uncertainties result in our inability to conclude that it is more-likely-than-not that those portions of the deferred tax asset will be realized.

Q1-2008 Valuation Allowance Release

We attained three consecutive years of taxable income from 2005 – 2007; as a result, in the first quarter of 2008, we analyzed our expected ability to utilize our NOLs against forecasted 2009 taxable income and released a portion of the valuation allowance for the reasons outlined above.

Q2-2010 Valuation Allowance Release

The changes in circumstances that resulted in a release of a portion of the valuation allowance in the second quarter of fiscal 2010 were: (i) the attainment of 5 consecutive years of taxable income from 2005 – 2009 and (ii) a material decline in our Section 382 ownership shift under Internal Revenue Code Section 382 from approximately 34% as of March 31, 2010 to approximately 24% as of June 30, 2010. Accordingly, while a change in ownership under Section 382 that would impair our ability to use our NOLs remains a long-term risk, the short-term risk in this area had decreased significantly during the quarter. As a result, in the second quarter of 2010, we analyzed our expected ability to utilize NOLs against forecasted 2011 and 2012 taxable income and released a portion of the valuation allowance for the reasons outlined above.

Future Filings

We will disclose in future filings with a reasonable amount of specificity the reasons for any revision to the valuation allowance during the periods presented in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

We will discuss tax accounting estimates under Critical Accounting Policies in MD&A in future filings, as applicable.

5.           In future filings, please revise the effective rate reconciliation to show separately the impact of the utilization of net operating losses and the impact of unrecognized tax benefits.  Please also ensure that the estimated amount and nature of any other significant reconciling items are separately disclosed.  Refer to FASB ASC 740-10-50-12.  Show us how the revised reconciliation would look for fiscal years 2009, 2008 and 2007.

Stamps.com Response

Below is our revised effective rate reconciliation for 2007, 2008 and 2009.  Future filings of our Form 10-K will include a similar breakout, if applicable.

	2009	2008	2007
Income tax at statutory federal rate	$2,288	$2,460	$3,757
State income taxes, net of federal benefit	393	422	730
Effect of permanent differences	757	765	36
Change in valuation allowance	—	(3,671)	—
Impact of utilization of net operating losses	(2,689)	(3,064)	(3,254)
Other	(195)	(382)	(882)
	$554	$(2,786)	$387

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 15

6.           We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Stamps.com Response

Following the adoption of Item 402(s), we reviewed our compensation practices to determine whether our compensation practices carried significant risk likely to have a material adverse effect.  We noted that most of our compensation is based on salaries (which do not directly depend on any specific outcome or risk) and stock options, which vest over a number of years, limiting the potential for encouraging risk.  Moreover, we operate in a single business unit and the incentive compensation of our senior officers is based on enterprise wide financial metrics.  Moreover, our sales are recognized after the bulk of related expenses and usually in the same compensation period. We therefore concluded that our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the registrant.

Director Compensation, page 6

7.           We note that you benchmarked your directors' compensation against 18 comparable companies.  Please revise to identify the 18 comparable companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Stamps.com Response

In benchmarking directors' compensation, we utilized data from the Culpepper and Associates IT benchmark looking at 18 companies with revenue below $150 million.  Those companies are the following:

Ansoft Crop.
Bottomline Technologies, Inc.
BroadVision, Inc.
Datalink Corporation
Entrust, Inc.

Exabtye Corporation
Extended Systems, Inc.
Intellisync Corp.
MetaSolv Inc.
Mobius Management Systems
MTI Technology
PalmSource
Paradyne Networks, Inc.
Pegasystems Inc.
Phoenix Technologies Ltd.
SCO Group Inc.
SS&C Technologies Holdings, Inc.
Watchguard Technologies, Inc.

We will provide this information, if applicable, in our future proxy statements.

Non-Equity Incentive Plan Compensation, page 17

8.           We note you have provided the tabular information regarding how the resulting bonus pool is arrived at, however, you have not disclosed the financial targets or levels that were utilized to arrived this amount.  Please revise.  Please also describe in greater detail how you calculated the amount of compensation for each executive officer.  In this regard, disclose the individual performance and contributions that caused you to arrive at the amounts awarded.  Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Stamps.com Response

We have attached a revised discussion of Non-Equity Incentive Plan Compensation.  Future proxy statements will, as applicable, include similar discussions.

Summary Compensation Table, page 21

9.           We note in footnote 1 your reference to discretionary bonuses given in 2008 and 2007 but no discussion of discretionary bonuses in your compensation discussion and analysis.  It appears that your compensation committee may consider such bonuses for your executives.  If so, please disclose how the committee decides to issue discretionary bonuses and why they determined not to grant any in 2009.  Please also explain why the Compensation Committee determined not to grant any equity incentives during 2009.

Stamps.com Response

During years where we have paid discretionary bonuses to employees, we mention the factors considered by the compensation committee.  For instance, in page 11 of our proxy statement for our 2009 annual meeting, we noted:

On April 2, 2009 the Compensation Committee decided that the full 22.5% decrease in the 2008 Base Pool was not appropriate in light of the unexpected and unpredictable negative circumstances that we had faced as a result of the severe economic downturn in the second half of 2008. The Compensation Committee felt that the executive management team had done a good job of coping with these unexpected circumstances, and thus decided to set the final 2008 Plan bonus pool at 89% of the 2008 Base Pool. At this level, each member of our executive management would receive a smaller bonus than he received for the prior year, and the executive management as a group would receive total cash compensation for 2008 at approximately the 48th percentile versus the Equilar benchmarks. Compared to individual Equilar benchmarks, our chief executive officer, our chief financial officer, our chief marketing officer, our vice president development, and our vice president of product strategy and operations ended up with total 2008 compensation at the 50 th , 45 th , 48 th , 41 st and 49 th percentiles, respectively.

For 2009, the compensation committee did not believe there were similar unexpected or unpredictable circumstances warranting discretionary bonuses.  We will ensure that, if applicable, future filings mention that the Compensation Committee reserves the right to consider discretionary bonuses if they believe there are similar unexpected or unpredictable circumstances that warrant such bonuses.

Regarding the timing of equity incentives, as described on page 18 of our most recent proxy statement, the Compensation Committee typically approves stock option grants when there are "(i) new employee hires, (ii) promotions of existing employees, (iii) year end performance reviews of employees that warrant such grants, or (iv) company-wide option grants as deemed appropriate by the Compensation Committee."  In 2009, the compensation committee did not believe that any of these circumstances mandated new stock option grants to our executive officers in 2009.

Please feel free to contact Matthew Lipson, VP of Legal Affairs and Associate General Counsel directly (310-482-5859) if you would like to speak with us or if you have any additional questions relating to this matter.

In addition, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ken McBride

Ken McBride
Chief Executive Officer

Comment 2 Revised Disclosure

We expect the following trends for 2010 compared with 2009:

•
We expect to continue to increase customer acquisition spend on our PC Postage non-enhanced promotion channels.  We will continue to monitor our customer metrics and the state of the economy throughout the year and adjust our level of spend accordingly.

•
We expect to see mid single digit revenue growth in PC Postage revenue excluding the enhanced promotion channel for 2010 compared to 2009. We expect this growth to be driven by both increases in paid customers and increases in average revenue per customer.

•
We expect to continue to reduce PC Postage marketing spend on the enhanced promotion channel and as a result expect that PC Postage revenue for customers acquired through this channel will continue to decrease in 2010, although that can be affected by many other factors.

•
We believe the economy is still negatively impacting our PC Postage customer metrics in the form of higher cost per acquired small business customer and higher churn rates. We believe economic uncertainty has reduced customers' willingness to take on additional new services and that small business failure rates negatively impact our churn rates. Thus, the state of economy in general and in particular as it impacts small businesses is a material uncertainty that could negatively impact our results including our customer metrics and revenue.

•
We expect PhotoStamps revenue and marketing spend to be flat to down in 2010 compared with 2009, although this will depend on many factors, including our assessment of the state of the economy in the fourth quarter (which is traditionally our strongest quarter) of 2010. We believe the economy is still negatively impacting our PhotoStamps revenue through reduced customer purchases of our product.  If we decrease marketing spend in 2009, we would generally expect to see a decline in revenue, although that can be affected by many other factors.

•	We expect research and development expenses to be modestly higher in 2010, primarily related to expected increased headcount costs.

•
We expect General and Administrative expenses to be higher in 2010, driven largely by higher expected legal spending in our primary litigations with Kara and Endicia. However, the amount and timing of our legal expenses are only partly controlled by us, so our ability to predict the resulting increase or decrease in general and administrative expenses is limited.

•	We expect interest income and other income, net to decrease due to lower invested cash balances and lower interest rates.

As discussed above, our results are subject to macro economic and other factors which could cause these trends to be worse than our current expectations.   See "Risk Factors."

Comment 8 Revised Disclosure

•
Non-Equity Incentive Plan Compensation.  We pay non-equity incentive plan compensation to our executive managers in order to provide incentives for them to drive the business toward annual goals that are set by the Compensation Committee.  Our incentive-based compensation is based on a group bonus pool.  The total bonus pool begins with a base pool amount, which is then adjusted based on a formula using our actual performance relative to certain financial targets for the year.  (The Compensation Committee also retains the right to adjust the pool for other factors.)  Once the final group bonus pool is set after year end, the Compensation Committee allocates it to individual members of executive management based on (i) individual performance and contributions during the year and (ii) individual total compensation relative to the compensation benchmarks.  No individual executive manager has an individual bonus guarantee, and in order to earn and receive a bonus, an executive manager must be employed on the date of the Compensation Committee meeting where the final bonus plan outcome is determined.

On April 2, 2009, the Compensation Committee approved a non-equity incentive plan for 2009 (the "2009 Plan") under which seven members of our executive management, including our named executive officers, were eligible for cash bonus awards to be paid in 2010.  The 2009 Plan set a base level aggregate bonus pool (the "2009 Base Pool") and provided that the actual bonus pool for 2009 could range from zero to twice the 2009 Base Pool based on our performance in 2009 relative to targets for revenue, gross customer acquisition outside of our enhanced promotion channel, and pro-forma EBITDA (earnings before interest taxes and depreciation excluding 123(R) expense, litigation charges, and other non-recurring adjustments).  The compensation committee set the amount of the 2009 Base Pool at $725,000, so that, if executive management performed at a reasonable level, as a group they would receive a total cash compensation for 2009 at approximately the median level (50th percentile) versus the Equilar benchmarks.  Under the 2009 Plan, the final 2009 financial results would have produced an aggregate bonus pool equal to $735,875, or 101.5% of the 2009 Base Pool.  After considering the historical compensation of executive management and the current compensation of executive management compared to the Equilar benchmarks, on March 31, 2010 the Compensation Committee set the final 2009 pool at $700,000.  At this level, each member of our executive management received a bonus that was at or near the level of bonus that was received over the past several years, and the executive management as a group received total cash compensation for 2009 at approximately the 50th percentile versus the Equilar benchmarks.

Once the Compensation Committee had established the final 2009 pool level, the Compensation Committee then discussed allocation of the bonus pool for the individual executive management.  In doing so, the Compensation Committee discussed performance of the executive officers, of Mr. McBride in his overall leadership of our company, and the overall company.  The Compensation Committee believed that executive management successfully navigated the very tough 2009 economic environment including (i) successfully growing revenue in our core non-enhanced-promotion PC Postage business; (ii) improving our partnership with the US Postal Service; (iii) successfully launching our High Volume Shipping business area and (iv) increasing pro-forma net-income per share. As a result of executive management's efforts, pro-forma net income per share for 2009 was $0.62 representing a +1% increase compared with $0.61 in 2008. In addition, pro-forma net income per share for the fourth quarter of 2009 was $0.18 which was the highest such level attained in three years. Please see our prior 8-K filings for reconciliation of Non-GAAP to GAAP measures.

Based on these factors and an assessment that each of the officers had satisfied their individual goals and objectives, the Compensation Committee set the individual bonus levels as follows:

Name and Principal Position	2009 Bonus	2009 Total Compensation	2009 Total Compensation Versus Equilar Benchmark
Kenneth McBride	$205,000	$593,000	43%
Chief Executive Officer

Kyle Huebner	$100,000	$360,000	41%
Chief Financial Officer

James Bortnak	$100,000	$340,000	60%
Senior VP, Corporate & Business Development

Michael Biswas	$75,000	$295,000	50%
Vice President, Development

Seth Weisberg	$85,000	$337,000	57%
Chief Legal Officer

For additional information concerning the cash bonus of each of our named executive officers for 2009, see "Summary Compensation Table."

On March 31, 2010, the Compensation Committee approved a non-equity incentive plan for 2010 (the "2010 Plan") under which seven members of our executive management, including our named executive officers, are eligible for cash bonus awards to be paid in 2011.  The 2010 Plan sets a base level aggregate bonus pool of $745,000 (the "2010 Base Pool") and provides that the actual bonus pool for 2010 could range from zero to twice the 2010 Base Pool based on our performance in 2010 relative to targets for revenue, gross customer acquisition outside of our enhanced promotion channel, and pro-forma EBITDA (earnings before interest taxes and depreciation excluding 123(R) expense, litigation charges, and other non-recurring adjustments).

At the time of the Compensation Committee meeting, the latest publicly available guidance issued by us was on February 11, 2010, when we stated that we expected 2010 revenue to be in a range of $80 to $90 million, and 2010 Non-GAAP net earnings per fully diluted share to be in a range of $0.50 to $0.70.  To illustrate the likely outcome of the 2010 Plan, the following table (i) shows the potential aggregate pool resulting from the formula under the 2010 Plan if we achieve an outcome at the top end, midpoint, and bottom end of our guidance range, as well as reasonable comparable numbers for customer acquisition and pro-forma EBITDA, and (ii) compares the resulting executive team total compensation to the total compensation of the Equilar benchmarks:

Company Performance vs. Public Guidance (1)	Total Resulting Bonus Pool (1)	Total Executive Team Compensation (2)	Total Team Compensation vs. Equilar Benchmarks (3)

Bottom End of Guidance Range ($80MM Revenue, $0.50 Non-GAAP EPS)	$633,250	$2,469,667	45th percentile

Midpoint of Guidance Range ($85MM Revenue, $0.60 Non-GAAP EPS)	$745,000	$2,581,417	52nd percentile

Top End of Guidance Range ($90MM Revenue, $0.70 Non-GAAP EPS)	$856,750	$2,693,167	58th percentile

(1)	The Compensation Committee retains the right to change the actual bonus pool in its discretion.
(2)
Total executive team compensation is projected total base salary plus total incentive-based compensation for all current executive managers as a group, including all named executive officers and others.

(3)
Total executive team compensation vs. Equilar benchmarks is the ranking of total executive team compensation versus the total of all Equilar benchmarks for all members of executive management that are included under the 2010 Bonus Plan.

This table is merely to illustrate potential outcomes, and does not represent any statement that the guidance given in February 2010 continues to be valid.  Our actual results will vary from our prior guidance, and those differences may be material.